May 18, 2015

John Reynolds

Assistant Director

United States Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Your Letter dated May 11, 2015 (the “Comment Letter”) Regarding

Herbalife Ltd. (File No. 001-32381)’s Form 10-K for the Fiscal Year

Ended December 31, 2014 Filed February 26, 2015 and Response

Letter Dated May 1, 2015

Dear Mr. Reynolds:

Herbalife Ltd. (the “Company”, “we” or “our”) takes very seriously its responsibilities regarding the accuracy and completeness of the disclosures contained in its public filings. The Company appreciates the Staff’s comments as well as the opportunity the review process provides to improve the content of the Company’s public filings.

We confirm that we are responsible for the adequacy and accuracy of the disclosures in our filings. Furthermore, we acknowledge that (i) neither Staff comments nor changes in disclosure in response to Staff comments foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing and (ii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For ease of reference, the heading and paragraph below correspond to the heading and comment in the Comment Letter, with the Staff’s comment presented in bold italicized text. In response to the Comment Letter the Company offers the following response:

Form 10-K for the Fiscal Year Ended December 31, 2014

Business, page 4

Our Network Marketing Program, page 12

1.	We note your response to comment 1 and we reissue, in part, the comment. Please revise your proposed disclosure to clarify the role that Member leadership plays in making changes to the distribution channel. For example, it appears your disclosure should identify the “Member leadership” entitled to vote on changes to your marketing plan and summarize how “material adverse” and other material changes to your marketing plan are initiated. In this regard, it appears that President’s Team Members are entitled to vote pursuant to paragraph 8 of the 2002 Notice to Distributors regarding the Amendment to the Agreements of Distributorship. Please provide draft disclosure.

Company Response:

We acknowledge the Staff’s comment, and in response thereto, propose to expand in future filings the referenced Business section disclosure as well as the comparable risk factor disclosure, as set forth below. The proposed disclosure is marked to show the changes as compared to the disclosure included in our 2014 10-K for purposes of the Business section disclosure and our Quarterly Report on Form 10-Q filed with the Commission on May 5, 2015 for purposes of the risk factor disclosure (new text marked as bold, underlined; deleted text marked as strikethrough):

Business Section Disclosure (page 12):

On July 18, 2002, we entered into an agreement with our Members that provides that we will continue to distribute Herbalife products exclusively through our Members and that we will not make any~~no~~ material changes to certain aspects of our marketing plan that are adverse to ~~the~~our Members ~~will be made to aspects of our marketing plan~~ without the support of our Member leadership. Specifically, any such changes would require the approval of at least 51% of our Members then at the level of President’s Team earning at the production bonus level of 6% who vote, provided that at least 50% of those Members entitled to vote do in fact vote. We initiate these types of changes based on an assessment of what will be best for the Company and its Members and then submit such changes to the requisite vote~~their consent and that we will continue to distribute Herbalife products exclusively through our Members~~. We believe that this agreement has strengthened our relationship with our existing Members, improved our ability to recruit new Members and generally increased the long-term stability of our business.

Risk Factor Disclosure (pages 48-49):

Our contractual obligation to sell our products only through our Herbalife Member network and to refrain from changing certain aspects of our marketing plan may limit our growth.

We are a party to an agreement with our Members that provides assurances, to the extent legally permitted, we will not sell Herbalife products worldwide through any distribution channel other than our network of independent Herbalife Members. Thus, we are contractually prohibited from expanding our business by selling Herbalife products through other distribution channels that may be available to our competitors, such as over the internet, through wholesale sales, by establishing retail stores or through mail order systems. Since this is an open-ended commitment, there can be no assurance that we will be able to take advantage of innovative new distribution channels that are developed in the future.

In addition, this agreement with our Members provides that we will not make any material changes adverse to our Members to certain aspects of our marketing plan without the approval described below ~~affirmative vote of a specified percentage of our Member leadership~~. For example, our agreement with our Members provides that we may increase, but not decrease, the discount percentages available to our Members for the purchase of products or the applicable royalty override percentages, and production and other bonus percentages available to our Members at various qualification levels within our Member hierarchy. We may not modify the eligibility or qualification criteria for these discounts, royalty overrides and production and other bonuses unless we do so in a manner to make eligibility and/or qualification easier than under the applicable criteria in effect as of the date of the agreement. Our agreement with our Members further provides that we may not vary the criteria for qualification for each Member tier within our Member hierarchy, unless we do so in such a way so as to make qualification easier.

Although we reserved the right to make these changes to our marketing plan without the consent of our Members in the event that changes are required by applicable law or are necessary in our reasonable business judgment to account for specific local market or currency conditions to achieve a reasonable profit on operations, we may initiate other changes that are adverse to our Members based on an assessment of what will be best for the Company and its Members. Under the agreement with our Members, these other adverse changes would then be submitted to our Member leadership for a vote and would require the approval of at least 51% of our Members then at the level of President’s Team earning at the production bonus level of 6% who vote, provided that at least 50% of those Members entitled to vote do in fact vote. Therefore, while we believe that this agreement has strengthened our relationship with our existing Members, improved our ability to recruit new Members and generally increased the long-term stability of our business, there can be no assurance that our agreement with our Members will not restrict our ability to adapt our marketing plan to the evolving requirements of the markets in which we operate. As a result, our growth may be limited.

* * * * *

We trust this response has addressed the Staff’s questions relating to the Comment Letter. Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.

Very truly yours,

HERBALIFE LTD.

By:	/s/ Bosco Chiu
Bosco Chiu
Senior Vice President Principal Accounting Officer

cc:	Michael O. Johnson, Chief Executive Officer & Chairman

John G. DeSimone, Chief Financial Officer

Mark Friedman, General Counsel & Corporate Secretary

Brian Lane, Partner, Gibson, Dunn & Crutcher, LLP

Shaun Matthews, Audit Partner, PwC